[redacted]

08025756

COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8- 67094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontegra Strategies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Skokie Blvd., Suite 500
(No. and Street)

Northbrook	IL	60062-7905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Holmberg 847-509-9860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman Kallick Bartelstein LLP
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor, Chicago, IL 60606
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Holmberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontegra ~~Alternative~~ Strategies, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Illinois, County of Cook
Signed and sworn/affirmed to before me on February 22, 2008 by Thomas J. Holmberg, Co-President of Frontegra Strategies, LLC.

[signature]
Signature

Co-President
Title

Melissa R Erickson
Notary Public

OFFICIAL SEAL
MELISSA R ERICKSON
Notary Public - State of Illinois
My Commission Expires Aug 25, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frontegra Strategies, LLC

Financial Statements for the Year Ended December 31, 2007

Frontegra Strategies, LLC

Year Ended December 31, 2007

Contents

Blackman Kallick

Blackman Kallick Bartelstein LLP
10 South Riverside Plaza
9th Floor
Chicago, IL 60606

Phone 312/207-1040
Fax 312/207-1066

Independent Auditor's Report

Members
Frontegra Strategies, LLC
Northbrook, Illinois

We have audited the accompanying statement of financial condition of **Frontegra Strategies, LLC** as of December 31, 2007, and the related statements of income and members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Frontegra Strategies, LLC** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Blackman Kallick, LLP

February 26, 2008

Frontegra Strategies, LLC

Statement of Financial Condition

December 31, 2007

Assets

Current Assets		
Cash	$	147,844
Prepaid expenses		1,338
	$	**149,182**

Liabilities and Members' Equity

Current Liabilities - Accrued expenses	$	1,877
Members' Equity		147,305
	$	**149,182**

The accompanying notes are an integral part of the financial statements.

Frontegra Strategies, LLC

Statement of Income and Members' Equity

Year Ended December 31, 2007

Revenue - Fees	$	55,107
Expenses		
Commissions		5,636
Professional fees		34,128
Insurance		1,000
State registration and filing fees		43,698
Office		4,211
Total Expenses		88,673
Operating Loss		(33,566)
Other Income - Payment from FINRA regarding the consolidation of the NASD and NYSE member regulation		35,000
Net Income		1,434
Members' Equity, Beginning of Year		145,871
Members' Equity, End of year	**$**	**147,305**

The accompanying notes are an integral part of the financial statements.

Frontegra Strategies, LLC

Statement of Cash Flows

Year Ended December 31, 2007

Cash Flows from Operating Activities		
Net income	$	1,434
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in prepaid expenses		(575)
Increase in accrued expenses		1,877
Net Cash Provided by Operating Activities		2,736
Cash, Beginning of Year		145,108
Cash, End of Year	**$**	**147,844**

The accompanying notes are an integral part of the financial statements.

Note 1 - Industry Operations

Frontegra Strategies, LLC (formerly known as Frontegra Alternative Strategies, LLC) (the Company) was formed on March 15, 2005 as a Delaware limited liability company. The Company is a registered securities broker-dealer that provides investment banking and financial advisory services to institutional money managers, who privately place nonregistered securities.

Note 2 - Summary of Significant Accounting Policies

Aspects of the Limited Liability Company

As a limited liability company, each member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and each member's interest is proportional to the number of equity units acquired by the member to the total number of units issued by the Company. Allocation of profits, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

Cash

The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is realized from fees for services provided, or as a percentage of the amount of securities raised. These fees are recognized as earned when the related deal is consummated.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Per this rule, the Company, as a broker-dealer, is required to maintain "net capital" of 6 2/3 % of "aggregate indebtedness" or $25,000, whichever is greater, as these terms are defined.

Net capital and net capital requirements change from day to day but, as of December 31, 2007, the Company had net capital and net capital requirements of approximately $146,000 and $25,000, respectively. The net capital rule may effectively restrict the payment of dividends.

Blackman Kallick

Blackman Kallick Bartelstein LLP
10 South Riverside Plaza
9th Floor
Chicago, IL 60606

Phone 312/207-1040
Fax 312/207-1066

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Members
Frontegra Strategies, LLC
Northbrook, Illinois

We have audited the accompanying financial statements of **Frontegra Strategies, LLC** as of and for the year ended December 31, 2007, and have issued our report thereon dated February 26, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman Kallick, LLP

February 26, 2008

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION

1.	Total ownership equity from Statement of Financial Condition - Item 1800			$	147,305	[3480]
2.	Deduct: Ownership equity not allowable for Net Capital			$	-	[3490]
3.	Total ownership equity qualified for Net Capital			$	147,305	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital			$	-	[3520]
	B. Other (deductions) or allowable credits (List)			$	-	[3525]
5.	Total capital and allowable subordinated liabilities			$	147,305	[3530]
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ (1,338)	[3540]			
	1. Additional charges for customers' and noncustomers' security accounts	$ -	[3550]			
	2. Additional charges for customers' and noncustomers' commodity accounts	$ -	[3560]			
	B. Agreed fail-to-deliver	$ -	[3570]			
	1. Number of items ______[3450]					
	C. Aged short security differences - Less reserve of $________[3460] number of units __________[3470]	$ -	[3580]			
	D. Secured demand note deficiency	$ -	[3590]			
	E. Commodity futures contracts and spot commodities - Proprietary capital charges	$ -	[3600]			
	F. Other deductions and/or charges	$ -	[3610]			
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(e)(x)	$ -	[3615]			
	H. Total deduction and/or charges			$	(1,338)	[3620]
7.	Other additions and/or allowable credits (List)			$	-	[3630]
8.	Net Capital before haircuts on securities positions			$	145,967	[3640]

See independent auditor's report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
	A. Contractual securities commitments	$ -	[3660]			
	B. Subordinated securities borrowings	$ -	[3670]			
	C. Trading and investment securities:					
	1. Bankers' acceptances, certificates of deposit and common paper	$ -	[3680]			
	2. U.S. and Canadian government obligations	$ -	[3690]			
	3. State and municipal government obligations	$ -	[3700]			
	4. Corporate obligations	$ -	[3710]			
	5. Stocks and warrants	$ -	[3720]			
	6. Options	$ -	[3730]			
	7. Arbitrage	$ -	[3732]			
	8. Other securities	$ -	[3734]			
	D. Undue concentration	$ -	[3750]			
	E. Other (List)	$ -	[3736]		-	[3740]
10.	Net Capital			$	**145,967**	[3750]

OMIT PENNIES

See independent auditor's report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum Net Capital required (6 2/3% of line 19)			$	125	[3756]
12. Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement of subsidiaries computed in accordance with Note A			$	25,000	[3758]
13. Net Capital requirement (greater of line 11 or 12)			$	25,000	[3760]
14. Excess Net Capital (line 10 less 13)			$	120,967	[3770]
15. Excess Net Capital at 100% (line 10 less 10% of line 19)			$	145,779	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from Statement of Financial Condition			$	1,877	[3790]
17. Add:					
A. Drafts for immediate credit	$ -	[3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	[3810]			
C. Other unrecorded amounts (List)	$ -	[3820]	$	-	[3830]
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(t)(vii))			$	-	[3838]
19. Total aggregate indebtedness			$	1,877	[3840]
20. Percentage of aggregate indebtedness to Net Capital (line 19 ÷ line 10)			%	1.29	[3850]
21. Percentage of aggregate indebtedness to Net Capital after anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880, page 25)			%	-	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined Aggregate Debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the Net Capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	[3870]
23. Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement of subsidiaries computed in accordance with Note A	$	-	[3880]
24. Net Capital requirement (greater of line 22 or 23)	$	-	[3760]
25. Excess Net Capital (line 10 less 24)	$	-	[3910]
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ line 17, page 8)	%	-	[3851]
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ line 17, page 8)	%	-	[3854]
28. Net Capital in excess of the greater of:			
A. 5% of combined Aggregate Debit items or $120,000	$	-	[3920]

See independent auditor's report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule I5c3-I(d)	%	-	[3860]
30. Options deductions/Net Capital ratio (1,000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)/Net Capital	%	-	[3852]

NOTES:

A. The minimum Net Capital requirement should be computed by adding the minimum dollar Net Capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar Net Capital requirement; or
   2. 6 2/3% of aggregate indebtedness or 2% of Aggregate Debits if alternative method is used

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities, which were included in nonallowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

See independent auditor's report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

EXEMPTIVE PROVISIONS

28 If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1	$	-	[4550]
B. (k)(2)(A) - Special Account for the Exclusive Benefit of customers maintained	$	-	[4560]
C. (k)(2)(B) - All customer transactions cleared through another broker or dealer on a fully disclosed basis Name of clearing firm________________[4335]	$	-	[4570]
D. (k)(3) - Exempted by order of the Commission	$	-	[4580]

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

State the market valuation and number of items of:

1. Customers fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3 Notes A and B	$	-	[4586]
A. Number of items		-	[4587]
2. Customers fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3 Notes B, C and D	$	-	[4588]
A. Number of items		-	[4589]
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes________[4584]	No	-	[4585]

OMIT PENNIES

See independent auditor's report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

NOTES:

A. Do not include in item one, customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control, but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.
B. State separately, in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.
C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.
D. Item two must be responded to only with a report, which is filed as of the date selected for the broker's or dealer's annual audit of financial statements whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

See independent auditor's report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Blackman Kallick

Blackman Kallick Bartelstein LLP
10 South Riverside Plaza
9th Floor
Chicago, IL 60606

Phone 312/207-1040
Fax 312/207-1066

Independent Auditor's Report on Internal Control

Members
Frontegra Strategies, LLC
Northbrook, Illinois

In planning and performing our audit of the financial statements of **Frontegra Strategies, LLC** for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession and control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including controls for safeguarding securities, which we consider to be material weaknesses as defined above.

Our review indicated that **Frontegra Strategies, LLC**, although not exempt from Rule 15c-3-3, had no reporting requirements because it did not transact a business in securities directly with or for other members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2007, no facts came to our attention to indicate such conditions were not complied during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

February 26, 2008

END